BRANDON J. CAGE
Variable Products Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
November 1, 2007
Craig Ruckman
Law Clerk
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company Initial Registration Statement on Form N-4 (Pacific Journey) File Nos. 333-145822, 811-08946

Separate Account A of Pacific Life & Annuity Company Initial Registration Statement on Form N-4 (Pacific Journey NY) File Nos. 333-145824, 811-09203
Dear Mr. Ruckman:
On behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received on October 16, 2007, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on August 31, 2007. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements. All comments and responses apply to both Registration Statements unless otherwise indicted.
1. Staff Comment: Your Right to Cancel (p. 3). Please insert a cross-reference to the “Right to Cancel (“Free Look”)” section per Guide 7 on Form N-4.
Response: We added the following cross-reference disclosure as the last paragraph of this subsection:
“You will find more information about the Right to Cancel (“Free Look”) period starting on page [#].”
2. Staff Comment: Investments (“Purchase Payments”) (p. 4). Please insert a cross-reference to the “Making Your Investments (“Purchase Payments”)” section per Guide 7 on Form N-4.
Response: We added the following cross-reference disclosure as the last paragraph of this subsection:

Mr. Ruckman
November 1, 2007

“You will find more information about Making Your Investments (“Purchase Payments”) starting on page [#].”
3. Staff Comment: Fee Table (pp. 8-10).
a. Please note in the caption for “Loan Interest Rate” that the rate is a net rate.
Response: We added the word “(net)” to the Loan Interest Rate bullet such that the bullet now reads as follows: “Loan Interest Rate (net)6.”
b. Please provide a general description of “Protected Payment Base” and “Guaranteed Income Base” where they appear in footnotes 8 and 11.
Response: The following disclosure (in italics) was added to the applicable Footnotes:
Footnote 8 — “If you buy the Flexible Lifetime Income Rider (Single or Joint), the annual charge is equal to the current charge percentage multiplied by the Protected Payment Base. The Protected Payment Base is the amount used to determine the allowable annual withdrawal amount under the Rider. For a complete description of the Protected Payment Base, see OTHER OPTIONAL RIDERS...”
Footnote 11 — “If you buy the GIA Plus Rider, we charge the fee based on the greater of the Contract Value or the Guaranteed Income Base. The Guaranteed Income Base is the amount invested to date grown at 5% annually (until age 80) that may be used for fixed annuity payments starting on the Annuity Date. For a complete explanation of the Guaranteed Income Base, see the OTHER OPTIONAL RIDERS...”
c. Please confirm supplementally that no fund of funds are offered as investment options.
Response: We hereby confirm that no fund of funds are offered as investment options.
d. Please clarify whether there are any riders that may not be in effect at the same time.
Response: We added a new footnote indicating which riders may not be owned or in effect contemporaneously. The new footnote reads as follows:
For Journey (333-145822) — “Only one Flexible Lifetime Income Rider (Single), Flexible Lifetime Income Rider (Joint), or Income Access Rider may be owned or in effect at the same time.”
For Journey NY (333-145824) — “Only one Flexible Lifetime Income Rider (Single) or Flexible Lifetime Income Rider (Joint) may be owned or in effect at the same time.”
e. Please add a footnote to the Loan entry that loans are available only with Qualified Contracts.
Response: We added disclosure to the Loan Expenses heading such that the heading reads as follows:
“Loan Expenses (interest on Contract Debt) (Loans are only available with certain Qualified Contracts. See LOANS on page 67):”

Mr. Ruckman
November 1, 2007

4. Staff Comment: Portfolio Optimization (pp. 16-18). Please confirm supplementally the discretion of the Adviser to offer a model that varies from the recommendations of the “third-party analytical firm”.
Response: We hereby confirm that the Adviser has the discretion to offer a model that varies from the recommendations of the third-party analytical firm. Currently, the Adviser does not dictate to the third-party analytical firm the number of Portfolios in a Model, the percent that any Portfolio represents in a Model, or which Portfolios may be selected (other than to require exclusion of any Portfolio that is expected to be liquidated, merged into another Portfolio, or otherwise closed).
5. Staff Comment: Withdrawal Charge (p. 24). Please provide an example of how the charge is applied where there have been premiums paid in more than one year and there are earnings in the account.
Response: We added the following example:
“Example: You make an initial Purchase Payment of $10,000 in Contract Year 1 and make an additional Purchase Payment of $7,000 in Contract Year 2. With Earnings, your Contract Value in Contract Year 3 is $19,000. In Contract Year 3 you make a withdrawal of $9,000. At this point, total Purchase Payments equal $17,000, Earnings equal $2,000, and the “age” of the applicable Purchase Payments withdrawn is 3 Years. Earnings ($2,000) and 10% of all Purchase Payments made ($1,700) may be withdrawn free of a withdrawal charge. The amount of the withdrawal charge applied would be $318 ($9,000-$2,000-$1,700=$5,300*6%=$318).”
6. Staff Comment: Annuity Options (p. 29). (Journey 333-145822 only) Please clarify the meaning of the bullet points beginning “the Annuity Option is elected...” and delete if those bullet points serve no purpose.
Response: Thank you for pointing this out. We have added the appropriate disclosure that should have preceded the bullet points (similar disclosure as was in Journey NY 333-145824).
7. Staff Comment: Spousal Continuation (pp. 31-32). Please clarify the calculation of “Contract Value” under “Spousal Continuation”, specifically, the relationship between the “Add-in Amount” and “Contract Value”.
Response: To clarify the relationship between Contract Value and the Add-In Amount, we added the following example to the Spousal Continuation subsection:
“Example: On the Notice Date, the Owner’s surviving spouse elects to continue the Contract. On that date, the death benefit proceeds were $100,000 and the Contract Value was $85,000. Since the surviving spouse elected to continue the Contract in lieu of receiving the death benefit proceeds, we will increase the Contract Value by an Add-In Amount of $15,000 ($100,000-$85,000=$15,000). If the Contract Value on the Notice Date was $100,000 or higher, then nothing would be added to the Contract Value.”
8. Staff Comment: Right to Cancel (“Free Look”) (p. 38).
a. Please resolve the apparent discrepancy in monies to be refunded upon cancellation of the contract when describing additional amounts credited to the contractowner’s account and the description which appears in the “Waivers and Reduced Charges” section on page 26.

Mr. Ruckman
November 1, 2007

Response: State law generally controls what is returned to a contract owner upon cancellation during the Free Look period. As a result, we modified the third paragraph of the Waivers and Reduced Charges section (p. 26) as follows:
“With respect to additional amounts as described above, in most states you may receive any amount credited if you return your Contract during the Free Look period as described under...in this Prospectus.”
b. Please clarify whether the returned contract must be post-marked or received by the Registrant or its agent by the applicable day.
Response: The following disclosure (in italics) was added to the subsection:
“If you return your Contract and it is post-marked during the Free Look period, it will be cancelled and treated as void from your Contract Date.”
c. Please indicate the accounts in which Purchase Payments are held during the Free Look period.
Response: We added the following disclosure to the subsection:
“Your Purchase Payments are allocated to the Investment Options you indicated on your application, unless otherwise required by state law.”
9. Staff Comment: Lifetime Income Rider (p. 41). The prospectus states that a lifetime benefit may be available after the “Remaining Protected Balance” is depleted. However, the prospectus states on page 39 that the rider guarantees that the owner may withdraw up to the “Protected Payment” amount until the “Remaining Protected Balance” is zero which, as the prospectus notes, is reduced by each withdrawal. Please clarify on page 39 that amounts may be payable after the “Remaining Protected Balance” is depleted.
Response: We revised the first paragraph of the “How the Flexible Lifetime Income Rider (Single) Works” section as follows:
“On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the Remaining Protected Balance is reduced to zero (0). Withdrawals up to the Protected Payment Amount may continue after the Remaining Protected Balance is reduced to zero (0) if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. This Rider also provides for an amount (an “Annual Credit”) to be added to the Protected Payment Base and Remaining Protected Balance.”
10. Staff Comment: Financial Statements, Exhibits, and Other Information. Any financial statements, exhibits and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
11. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management

Mr. Ruckman
November 1, 2007

are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage